UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                SCHEDULE 13D/A-1
                                (Rule 13d-101)
                           (Amendment No. 1)
    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)




                                 MANGOSOFT, INC.
                                 ---------------
                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $.001 PER SHARE
                     ---------------------------------------
                         (Title of Class of Securities)


                                   562716209
                     ---------------------------------------
                                 (CUSIP Number)


                                STEVEN A. MEETRE
                               PROSKAUER ROSE LLP
                                  1585 BROADWAY
                            NEW YORK, NEW YORK 10036
                                  212-969-3000
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                OCTOBER 27, 2003
                     ---------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

CUSIP No.562716209                     13D


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     Jay Zises
     S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
     (Intentionally Omitted)

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS

     PF

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     U.S.


________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         117,851

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    0
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         117,851

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    0

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     117,851

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     11.6%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     IN

________________________________________________________________________________

                          STATEMENT ON SCHEDULE 13D/A-1
                                 AMENDMENT NO. 1

        This Amendment No. 1, dated October 27, 2003, is filed by Jay Zises ("Mr. Zises"), a natural person who is a U.S. Citizen. Capitalized terms used herein but not defined shall have the meanings ascribed thereto in the Schedule 13D, dated July 23, 2003, filed by the Reporting Person (the "Initial Schedule 13D"). This Amendment hereby amends and supplements the Initial Schedule 13D. All items not described herein remain as previously reported in the Initial
Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

        (a) As a result of a private sale by Mr. Zises of 3,969 shares of Common Stock, Mr. Zises may be deemed to be the beneficial owner of 117,851 shares of Common Stock, which represents approximately 11.6% of the shares of Common Stock outstanding as of August 13, 2003.

        (b) Mr. Zises would have, upon conversion of the shares of Series B Preferred Stock owned, the sole power to vote, or to direct the vote of, and the sole power to dispose, or to direct the disposition of, an aggregate of 117,851 shares of Common Stock, and the shared power to vote, or to direct the vote of, and the shared power to dispose, or to direct the disposition of, 0 shares of Common Stock, representing in the aggregate approximately 11.6% of the outstanding shares of Common Stock.

        (c) Except as noted above, Mr. Zises did not effect any transactions in the Common Stock during the past 60 days.

        (d) and (e)   Not applicable.

                                    SIGNATURE

        After reasonable inquiry and to the best knowledge and belief of the undersigned, the information set forth in this statement is true, complete and correct.

Dated: October 27, 2003



                                                     /s/ Jay Zises
                                              ---------------------------
                                              Jay Zises